EXHIBIT 12

                          THOMAS & BETTS CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN THOUSANDS)

                                                   For The Years Ended
                                  December 29, December 31, January 1, January 2, December 31,
                                      1996         1995        1995       1994       1992

Earnings from continuing operations
   before income taxes             $  90,878     $128,930    $ 40,194   $ 83,542   $ 62,738


Add:
  Interest on indebtedness            49,410       32,474      31,064     34,840     38,410
  Amortization of debt expense         1,335        1,496       1,373      1,231      2,564
  Portion of rents representative
    of the interest factor            11,399       10,766       9,766      9,266      8,421

Deduct:Interest capitalized and
  undistributed earnings from less
  than 50 percent owned persons     (  8,642)    (  2,848)   (  1,863)         -          -
Earnings as adjusted                $144,380     $170,818    $ 80,534   $128,879   $112,133

Fixed charges:
  Interest on indebtedness            49,410     $ 32,474    $ 31,064   $ 34,840   $ 38,410
  Amortization of debt expense         1,335        1,496       1,373      1,231      2,564
  Portion of rents representative of
    the interest factor               11,399       10,766       9,766      9,266      8,421

Total fixed charges                 $ 62,144     $ 44,736    $ 42,203   $ 45,337   $ 49,395

Ratio of earnings to fixed charges       2.3x         3.8x        1.9x       2.8x       2.3x